As filed with the Securities and Exchange Commission on April 16, 2007
Registration Number 333-126887

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________

POST-EFFECTIVE AMENDMENT NO. 3
TO FORM SB-2
ON
FORM S-3
REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933
______________________________

LEV PHARMACEUTICALS, INC.
(Name of Small Business Issuer in its Charter)

Delaware	88-0211496
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

675 Third Avenue, Suite 2200
New York, New York 10017
(212) 682-3096
(Address and telephone number of principal executive offices)

Joshua D. Schein, Ph.D.
Chief Executive Officer
Lev Pharmaceuticals, Inc.
675 Third Avenue, Suite 2200
New York, New York 10017
(212) 682-3096
(Name, address and telephone number of agent for service)

Copies to:
Victor J. DiGioia, Esq.
Michael A. Goldstein, Esq.
Goldstein & DiGioia, LLP
45 Broadway
New York, New York 10006
(212) 599-3322

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

In connection with the filing of the registration statement on Form SB-2 (No. 333-126887), the company paid an aggregate filing fee in the amount of $9,261.11 with respect to an aggregate of 71,636,718 shares of common stock, consisting of $9,237.16 upon the initial filing in July 2005 and $23.95 in connection with pre-effective amendment filed on October 24, 2005.

The registrant hereby amends this registration statement on such date or date(s) as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the commission acting pursuant to said Section 8(a) may determine.

Explanatory Note

On July 26, 2005, Lev Pharmaceuticals, Inc. filed a registration statement on Form SB-2 (No. 333-126887) to register shares of its common stock, as well as shares of common stock underlying warrants, held by certain stockholders. The registration statement was declared effective on October 24, 2005. On July 18, 2006, the SEC declared effective a post-effective amendment to such registration statement on Form SB-2. This post-effective amendment to Form SB-2 on Form S-3 serves as a further post-effective amendment to such registration statement. The purpose of this post-effective amendment is to update the financial statements and other information, and to eliminate or modify information regarding those selling stockholders listed in the initial registration statement who have sold or otherwise ceased beneficial ownership of their shares pursuant to the registration statement.

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion, Dated April 16, 2007

LEV PHARMACEUTICALS, INC.

52,964,197 Shares of Common Stock

This prospectus relates to the sale of up to 52,964,197 shares of our common stock which may be offered by the selling stockholders identified in this prospectus. The shares offered in this prospectus include:

•	1,248,800 shares of common stock issued to investors in our May 2005 private placement

•	2,497,387 shares of common stock issuable upon exercise of warrants issued to investors in our May 2005 private placement

•	627,879 shares of common stock issuable upon exercise of warrants issued to the placement agent in our May 2005 private placement

•	41,959,599 shares of common stock owned by certain selling stockholders granted registration rights under a registration rights agreement in 2004

•	111,341 shares of common stock issuable upon exercise of warrants owned by certain selling stockholders identified in this prospectus

•	6,519,191 shares of common stock owned by certain selling stockholders identified in this prospectus

We will not receive any proceeds from the resale of shares of our common stock. However, we may receive proceeds from the exercise of the warrants referred to above, unless the warrants are exercised under a “cashless exercise” right.

Our common stock currently trades on the Over the Counter Bulletin Board (“OTC Bulletin Board”) under the symbol “LEVP.OB.” On April 12, 2007, the last reported sale price for our common stock on the OTC Bulletin Board was $1.67 per share.

The securities offered in this prospectus involve a high degree of risk. See “Risk Factors” beginning on page 8 of this prospectus to read about factors you should consider before buying shares of our common stock.

The selling stockholders are offering these shares of common stock. The selling stockholders may sell all or a portion of these shares from time to time in market transactions through any market on which our common stock is then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is ________, 2007

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 under the Securities Act of 1933 that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration, or continuous offering, process. Under this shelf registration process, the selling stockholders may, from time to time, sell or otherwise dispose of, from time to time and at any time, up to the aggregate number of shares covered by the prospectus included in this registration statement. Each time a selling stockholder sells or otherwise disposes of securities, the selling stockholder may be required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the selling stockholder and the terms of the common stock being offered. A prospectus supplement may include additional risk factors or other considerations applicable to the common stock. Any prospectus supplement may also add, update or change the information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described in the section of this prospectus entitled “Where You Can Find More Information.”

Moreover, this prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. You may refer to the registration statement and the exhibits thereto for more information about us. Statements made in this prospectus regarding the contents of any contract or document filed as an exhibit to the registration statement are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document so filed. Each such statement is qualified in its entirety by such reference. You may only rely on the information contained in this prospectus or that we have referred you to. Neither we nor the selling stockholders have authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained in this prospectus is correct as of any time after its date.

FORWARD-LOOKING STATEMENTS

We are including the following cautionary statement in this prospectus to make applicable and take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by us or on our behalf. We and our representatives may from time to time make written or oral statements that are “forward-looking,” including statements contained in this prospectus and other filings with the Securities and Exchange Commission, reports to our stockholders and news releases. Forward looking statements include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. In addition, other written or oral statements which constitute forward-looking statements may be made by us or on our behalf. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “projects,” “forecasts,” “may,” “should,” variations of such words and similar expressions are intended to identify such forward-looking statements. Certain statements contained herein are forward-looking statements and accordingly involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in good faith forward-looking statements. Our expectations, beliefs and projections are expressed in good faith and are believed by us to have a reasonable basis, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties, but there can be no assurance that management’s expectations, beliefs or projections will result or be achieved or accomplished. Accordingly, these statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Thus, actual outcomes and results may differ materially from what is expressed or forecasted in or suggested by such forward-looking statements. Any forward-looking statement contained in this document speaks only as of the date on which the statement is made. We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances that occur after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition to other factors and matters discussed elsewhere herein, the following are important factors that in our view, could cause actual results to differ materially from those discussed in the forward-looking statements:

•	the carrying-out of our research and development program for our product candidates, including demonstrating their safety and efficacy at each stage of testing;
•	the timely obtaining of and thereafter maintaining regulatory approvals and patents;
•	the commercialization of our product candidates, at reasonable costs;
•	the ability to compete against products intended for similar use by recognized and well capitalized pharmaceutical companies;
•	our ability to raise capital when needed, and without adverse and highly dilutive consequences to stockholders;
•	our ability to protect intellectual property;
•	our ability to retain management and obtain additional employees as required; and
•	our ability to adapt to economic, political and regulatory conditions affecting the healthcare industry.

We are also subject to numerous risks relating to our product candidates, manufacturing, regulatory, financial resources, competition and personnel as set forth in the section “Risk Factors” in this prospectus.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including, the section entitled “Risk Factors” before deciding to invest in our common stock. Unless the context otherwise requires, Lev Pharmaceuticals, Inc. and its wholly-owned subsidiary, Lev Development Corp., are referred to throughout this prospectus as “Lev,” “we,” “us” or “our company.” All such references prior to the Public Company Merger on December 29, 2004 described below, refer to Lev Development Corp. only.

Our Company

We are a development stage biopharmaceutical company that was formed in July 2003 to develop and commercialize therapeutic products for the treatment of inflammatory diseases. Our product candidates are based on C1-esterase inhibitor, C1-INH, a human plasma protein that modulates inflammation and is potentially applicable as a treatment for a range of medical indications. During 2005, we initiated a Phase III clinical trial of our lead product candidate, C1-INH for the treatment, both acute and prophylactic, of hereditary angioedema (“HAE”). In October 2005, we received fast track designation status by the U.S Food and Drug Administration, (“FDA”) for the treatment of HAE. On March 14, 2007, we announced positive results from our Phase III clinical trial of C1-INH for the acute treatment of HAE. Based on the positive results of this study, we intend to submit a biologics license application, or BLA, to the FDA during the second quarter of 2007. In addition to the acute study, the clinical trial of the prophylactic use of C1-INH in preventing HAE attacks in more severely affected patients is ongoing and is expected to conclude in the second half of 2007. The FDA has substantial discretion in the approval process and may disagree with our interpretation of the data submitted in the BLA. Accordingly, there can be no assurance that the FDA will ultimately approve our BLA. We are also developing C1-INH for the treatment of selective other diseases and disorders, such as acute myocardial infarction (“AMI”), or heart attack, in which inflammation is known or believed to play an underlying role. We have certain rights to C1-INH technology through agreements with Sanquin Blood Supply Foundation, an Amsterdam-based not-for-profit organization that provides blood and plasma products and related services, carries out research and provides education, primarily in the Netherlands.

Product Programs

Our lead program is the development of C1-INH for the treatment of HAE. HAE is a rare genetic disorder characterized by episodic attacks of edema (swelling) in the extremities, face, abdomen, and most seriously, the airway passages. The disease is caused by a deficiency of C1-INH, and there are believed to be 10,000 or more people with HAE in the United States.

In July 2004, we received orphan drug designation from the FDA for C1-INH (human), which, upon product licensure from the FDA, could provide us with a seven-year exclusive right to market the C1-INH product as a treatment for HAE in the United States. This designation is for both acute and prophylactic treatment. In October 2005, we received fast track designation status by the FDA for both acute and prophylactic treatment of HAE. Fast track designation facilitates the development and expedites the review of drugs and biologics intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. We initiated a Phase III clinical trial of C1-INH for the acute treatment of HAE in March 2005 and in November 2005 we initiated a Phase III clinical trial of C1-INH for the prophylactic treatment of HAE. The trials are multi-center, placebo-controlled, double-blind studies designed to examine the use of C1-INH in both treating acute attacks of HAE and in preventing the onset of such attacks. Phase III clinical trials of this type are highly unpredictable, and may take from one year to many years for completion, depending on a large number of factors, most of which are entirely beyond our control. Following completion of a successful Phase III trial, we intend to submit a biologics license application, or BLA, to the FDA. Preparation of this BLA could take from six months to substantially more than one year. Following the submission of the BLA, the FDA may take from six months, in the case of an expedited review, to more than one year, to review the BLA. There can be no assurance that any of these timelines can or will be met, and there can be no assurance that the outcome of our Phase III trials will be successful or that the results of the trials will support licensure by the FDA.

On January 17, 2007, we announced that we have completed patient treatment in the acute portion of a pivotal Phase III clinical trial for our lead product candidate, C1-INH for the treatment of HAE. On March 14, 2007, we announced positive results from our Phase III clinical trial of C1-INH for the acute treatment of HAE. In the acute study, the protocol-defined primary endpoint was reached, showing a clinically and statistically significant reduction in the time to sustained relief of acute HAE symptoms. Based on the positive results of this study, we intend to submit a BLA to the FDA during the second quarter of 2007. The second phase of the trial, examining the effectiveness of C1- INH in preventing inflammatory attacks in more severely affected HAE patients, is ongoing and is expected to conclude in the second half of 2007.

Our second development program is focused on the use of C1-INH in treating AMI, commonly known as a heart attack. AMI results from an obstruction of blood flow to the heart. There are approximately 865,000 patients with AMI in the United States annually, resulting in an estimated 171,000 directly attributable deaths. Current treatments for AMI, both surgical and pharmaceutical, are directed at restoring blood flow to heart tissue or preventing further obstruction. Despite a widespread appreciation for the role of inflammation in AMI in both the scientific and medical communities, no presently available treatments directly target the mechanisms of inflammation. Based on preliminary animal and clinical data presented by others, we believe that C1-INH may be useful as a treatment for AMI. We intend to initiate a research program in 2007 for the development of a genetically engineered or recombinant version of C1-INH to be used in the treatment of AMI. In 2007, we may also initiate studies for C1-INH in treating AMI. There can be no assurance, however, that we will have sufficient resources to deploy in furtherance of all of these potential research programs, in addition to our ongoing clinical trials, within the next twelve months or at all.

The process of inflammation underlies a number of other serious diseases, including gram-negative septicemia and inflammatory bowel disease, and is now also understood to play a role in other disorders previously thought to be unrelated to inflammation, including Alzheimer’s disease and stroke. As a potent mediator of inflammation, C1-INH has been examined as a potential treatment for some of these diseases in animal studies, and, in a limited number of disorders, in clinical studies as well. Based on these studies, and on the role C1-INH is known to play in inhibiting key inflammatory pathways, we intend to develop C1-INH for certain other diseases and disorders. We believe that the extensive clinical experience with C1-INH in treating HAE in Europe will facilitate its introduction into other clinical indications.

Corporate Organization

Public Company Merger

On November 5, 2004, Fun City Popcorn, Inc. a non-operating public company incorporated in Nevada (“FCP”), Lev Acquisition Corp., its wholly-owed subsidiary (“Lev Sub”), and Lev Development Corp., previously know as Lev Pharmaceuticals, Inc. (“Old Lev” or “LDC”), entered into an Agreement and Plan of Merger (as amended on December 8, 2004, the “Agreement”). On December 29, 2004, the merger closed and pursuant to the Agreement, Lev Sub merged into Old Lev and the combined entity became a wholly-owned subsidiary of FCP (the “Public Company Merger”). As a result of the Public Company Merger, FCP issued 5,029,795 shares of common stock and 4,789,433 shares of Series A convertible preferred stock to holders of outstanding Old Lev common stock.

Delaware Reincorporation

Later, on December 29, 2004, the Board of Directors and stockholders of FCP approved a merger of FCP into a newly formed, wholly-owned subsidiary of FCP incorporated in Delaware (the “Recapitalization Merger”). This merger was undertaken to increase the authorized number of shares of common stock to permit the conversion of the Series A preferred stock, to reincorporate FCP in the State of Delaware and to change the name of the company. On February 17, 2005, the Recapitalization Merger closed and the issued and outstanding Series A Preferred Stock of FCP was automatically converted into an aggregate of 66,767,994 shares of common stock, which, along with the 4,505,530 shares of FCP common stock outstanding prior to the Public Company Merger and the 5,029,795 shares of common stock issued to the Old Lev stockholders in the Public Company Merger, resulted in a total of 76,303,319 shares of common stock outstanding as of February 17, 2005. As part of the Recapitalization Merger, Old Lev changed its name to Lev Development Corp. and FCP changed its name to Lev Pharmaceuticals, Inc. As a result of these mergers, the stockholders of Old Lev acquired approximately 94% of our outstanding common stock.

2005 Private Placement

In May 2005, we completed a private placement of units and raised gross proceeds of $5,044,774 from the sale of 100.9 units. Each unit was sold at a price of $50,000 and consisted of 50,000 shares of common stock and a five-year warrant to purchase 25,000 shares of common stock at an exercise price of $1.35 per share. Our net proceeds were $4,365,097 after payment of fees and expenses, including the costs of registering the shares of common stock for resale. We paid $454,030 to the placement agent and issued warrants to the placement agent to purchase 681,044 shares of common stock. These warrants are immediately exercisable at $1.35 per share and expire in May 2010. We issued an aggregate of 5,044,774 shares of common stock and warrants to purchase 2,522,387 shares of common stock to investors in this private placement, not including the warrants issued to the placement agent.

October 2006 Private Placement

In October 2006, we closed on the sale of an aggregate of 32,307,692 shares of our common stock and warrants to purchase up to an aggregate of 9,692,308 shares of common stock for aggregate proceeds of $21,000,000 to certain institutional and accredited investors. The warrants are exercisable at any time until five years from the initial closing date at price of $0.84 per share. We have been using the net proceeds of approximately $19.6 million for continued funding of our clinical trials, additional research and development efforts, and general working capital purposes. These securities were sold under Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D, promulgated thereunder, on a private placement basis, to institutional and accredited investors. We paid approximately $1.4 million in total commissions and expenses to broker-dealers engaged to assist it in the financing and also issued warrants to purchase up to 1,897,057 shares of common stock as additional compensation to the broker-dealers, which warrants were issued on substantially similar terms as the investor Warrants.

General

Our principal executive office is located at 675 Third Avenue, Suite 2200, New York, New York 10017 and our telephone number is (212) 682-3096. Our website is www.levpharma.com. Information contained in our website shall not be deemed to constitute a part of this prospectus.

THIS OFFERING

Shares offered by Selling Stockholders	52,964,197 shares of common stock, including 3,236,607 shares of common stock issuable upon the exercise of warrants.
Common Stock outstanding before the Offering(1)	114,088,402
Common Stock to be outstanding after the Offering(2)	117,325,009
Use of Proceeds
We will not receive any proceeds from the sale of the common stock. However, we will receive proceeds from the exercise of the warrants, unless the warrants are exercised under a “cashless exercise” right. We expect to use the proceeds received from the exercise of the warrants, if any, for general working capital purposes.

Risk Factors	The purchase of our common stock involves a high degree of risk. You should carefully review and consider “Risk Factors” beginning on page 8.
OTC Bulletin Board Trading Symbol	LEVP.OB

(1) As of March 23, 2007. Does not include 25,125,872 shares issuable upon exercise of various warrants and options to purchase common stock as of such date.
(2) Assumes the issuance of all shares offered hereby that are issuable upon exercise of certain warrants.

RISK FACTORS

You should carefully consider the following risk factors and the other information included herein as well as the information included in other reports and filings made with the SEC before investing in our common stock. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. The trading price of our common stock could decline due to any of these risks, and you may lose part or all of your investment.

Risks related to our business

We are at an early stage of development as a company and currently have no source of revenue and may never become profitable.

We are a development stage biopharmaceutical company with a limited operating history. Currently, we have no products approved for commercial sale and, to date, we have not generated any revenue. Our ability to generate revenue depends on: first, obtaining FDA marketing approval for any of our products and, second, successfully commercializing and bringing to market these products. In particular, if we do not successfully develop and commercialize C1-INH for the treatment of HAE, we will be unable to generate any revenue for many years, if at all and, even if successful in obtaining FDA marketing approval for C1-INH for the treatment of HAE, it may be up to a year or more before we can expect to begin to generate revenue. If we are unable to generate revenue, we will not become profitable, and we may be unable to continue our operations.

We have incurred significant losses since inception and anticipate that we will incur continued losses for the foreseeable future.

As of December 31, 2006, we had a deficit accumulated during the development stage of $23,188,339. We have from inception incurred and will continue to incur significant and increasing operating losses for the next several years as we prepare the BLA based on the Phase III trial results of C1-INH for the acute treatment of HAE, continue the Phase III clinical trials of C1-INH for the prophylactic treatment of HAE, and advance C1-INH for the treatment of AMI into clinical development. In addition, if we receive regulatory approval of any of our product candidates, we expect to incur significant sales and marketing expenses in the future. Because of the numerous risks and uncertainties associated with developing and commercializing these product candidates, we are unable to predict the extent of future losses or when and if we will become profitable.

We are a development stage company, making it difficult for you to evaluate our business and your investment.

We are in the development stage and our operations and the development of our proposed products are subject to all of the risks inherent in the establishment of a new business enterprise, including:

●	the absence of an operating history;

●	the lack of commercialized products;

●	insufficient capital;

●	expected substantial and continual losses for the foreseeable future;

●	Limited experience in dealing with regulatory issues;

●	Limited marketing and manufacturing experience;

●	an expected reliance on third parties for the development and commercialization of some of our proposed products;

●	a competitive environment characterized by numerous, well-established and well-capitalized competitors;

●	uncertain market acceptance of our proposed products; and

●	Reliance on key personnel.

Because we are subject to these risks, you may have a difficult time evaluating our business and your investment in our company.

We may need to raise substantial additional capital to fund our operations, and our failure to obtain funding when needed would adversely affect our development programs and other operations.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to:

●	complete the clinical development of C1-INH for the treatment of HAE;
●	continue the development of our other product candidates;
●	finance our general, administrative and license acquisition costs;
●	prepare regulatory approval applications and seek approvals for C1-1NH and our other product candidates;
●	launch and commercialize our product candidates, if any such product candidates receive regulatory approval; and
●	develop and implement sales, marketing and distribution capabilities.

Our cash used in operations increased significantly over the period from July 21, 2003 (inception) to December 31, 2006 and we expect that our cash used in operations will increase significantly over the next several years. Based on our current levels of research and development and our business plan, we believe that our existing cash and cash equivalents (including the proceeds received from our recent private placement), payments for research and development services and other payments required to be made by our collaboration partners, if any, should be sufficient to fund our anticipated levels of operations through at least the end of 2007. We have based this estimate on various assumptions that may prove to be wrong. However, due to the foregoing factors, it is likely that we will need to raise additional capital to complete the development and commercialization of our current product candidates. Our future funding requirements will depend on many factors, including, but not limited to:

●	the rate of progress and cost of our clinical trials and other development activities;
●	any future decisions we may make about the scope and prioritization of the programs we pursue;
●	the costs and timing of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
●	the timing of, and the costs involved in, obtaining regulatory approvals;
●	the costs of establishing sales, marketing and distribution capabilities;
●	the effect of competing technological and market developments;
●	ongoing determinations of the potential commercial success of our proposed products;
●	the costs involved in utilizing third party contract research organizations for preclinical studies and clinical trials;
●	the availability of third parties, and the cost, to manufacture compounds for clinical trial supply;
●	the terms and timing of any collaborative, licensing and other arrangements that we may establish; and
●	general market conditions for offerings from biopharmaceuticals companies.

To date, our sources of cash have been primarily limited to the sale of equity securities. We cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that impact our ability to conduct our business. If we are unable to raise additional capital, when required, or on acceptable terms, we may have to significantly delay, scale back or discontinue the development and /or the commercialization of one or more of our product candidates. Accordingly, any failure to raise adequate capital in a timely manner would have a material adverse effect on our business, operating results, financial condition and future growth prospects. We also may be required to:

●	seek collaborators for our product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; and
●	relinquish, license or otherwise dispose of rights to technologies, on unfavorable terms, product candidates or products that we would otherwise seek to develop or commercialize ourselves.

If either of our agreements with Sanquin terminate, we may be unable to continue our business.

Our business is highly dependent on distribution and license rights that we have received from Sanquin pursuant to a distribution agreement relating to the treatment of HAE and a license agreement relating to the treatment of AMI. If we fail to fulfill certain obligations or fail to meet certain milestones under the distribution agreement, the distribution agreement may be terminated. These milestones include (a) submission of the BLA with the FDA within 12 months from the completion of the clinical trial, and (b) failure to obtain marketing approval in the United States within 18 months from the submission of the BLA. In addition, Sanquin has the right to terminate the agreement if it is unable to maintain liability insurance for its United States obligations, under certain circumstances as described in the distribution agreement. In addition, either party may terminate the agreement upon an uncured breach. If Sanquin terminates the distribution agreement, we would have to retain another supplier of C1-INH for the treatment of HAE. If we are unable to locate another supplier of C1-INH comparable to Sanquin on economically acceptable terms, or at all, we will not be able to commercialize our product candidates and we may be forced to cease our operations.

Under the license agreement, Sanquin granted us an exclusive license to use certain patent, patent applications and know-how related to the use of C1-INH technology for the treatment of AMI. Under the terms of the license agreement, we are obligated to make minimum and earned royalty and other payments to Sanquin. If we fail to fulfill those obligations or other material obligations, the license agreement may be terminated by Sanquin. If Sanquin terminates the license agreement, we will have no further rights to utilize the intellectual property covered by the license agreement, we would not be able to commercialize the applicable product candidate for the treatment of AMI and we may be forced to cease our operations relating to the treatment of AMI using C1-INH, particularly if we do not have rights to other product candidates.

We are dependent on Sanquin as our sole source of supply for C1-1NH.

Pursuant to our distribution agreement with Sanquin, Sanquin will supply us with certain annual minimum and maximum amounts of C1-INH. In the event demand for C-1NH is greater than the amount supplied by Sanquin, we would have to find alternative suppliers of C1-1NH. If we are unable to locate another supplier of C1-1NH comparable to Sanquin on economical terms, or at all, we may lose business and our reputation in the marketplace could be adversely affected.

We rely on third parties to supply and manufacture our product candidates, without any direct control over the timing for the supply, production and delivery of our product candidates, thereby possibly adversely affecting any future revenues.

We have relied exclusively and are dependent on certain third party source suppliers to supply raw materials, specifically plasma, for our product candidates. To date, we have only required plasma for the production of materials to conduct our clinical trials. However, in connection with our ongoing trials and in the event any of our product candidates receives the approval of the FDA, we will need increased supplies of plasma. On April 12, 2007, we entered into a plasma supply agreement with a third-party provider for these purposes, which agreement expires in December 2011. Under this agreement, we are required to purchase certain quantities of plasma for a price of $7,360,000 for 2007 and $8,320,000 in 2008. Commitments for subsequent years under this agreement will be negotiated. The plasma will be utilized for the production of product by Sanquin Blood Supply Foundation under our Distribution and Manufacturing Services Agreement. Accordingly, we will expend a significant amount of our currently available cash in obtaining a sufficient supply of plasma. This will increase the likelihood that we will need to raise additional capital to fund our operations.

If we are unable to obtain or maintain this level of plasma supply, we will need to obtain our supply from other parties in order to satisfy our expected needs. Establishing additional or replacement suppliers for these materials may take a substantial amount of time. In addition, we may have difficulty obtaining similar supplies from other suppliers that are acceptable to the FDA. If we have to switch to a replacement supplier, we may face additional regulatory delays and the manufacture and delivery of our product candidates, could be interrupted for an extended period of time, which may delay completion of our clinical trials or commercialization of our product candidates. As a result, regulatory approval of our product candidates may not be received at all. All these delays could cause delays in commercialization of our product candidates, delays in our ability to generate revenue, and increase our costs.

If any of our product candidates receives the approval of the FDA we expect to rely on one or more third-party contractors to manufacture our commercial products. If any current or future third-party suppliers cease to supply the products in the quantity and quality we need to manufacture the drug candidates or if the current or future third-party suppliers are unable to comply with good manufacturing practice and other government regulations, the qualification of additional or replacement suppliers could be a lengthy process, and there may not be adequate alternatives to meet our needs, which would negatively affect our business. We may not be able to obtain the necessary materials used in our products in the future on a timely basis, if at all. The FDA and regulatory agencies in other countries also periodically inspect manufacturing facilities, including third parties who manufacture products or active ingredients for us. The FDA and/or applicable foreign regulatory agencies may not believe that the chosen manufacturers have sufficient experience making the dosage forms that we have contracted with them to produce, and may subject those manufacturers to increased scrutiny. Pharmaceutical manufacturing facilities must comply with applicable good manufacturing practice standards, and manufacturers usually must invest substantial funds, time and effort to ensure full compliance with these standards. We will not have control over our contract manufacturers’ compliance with these regulations and standards. Failure to comply with applicable regulatory requirements can result in sanctions, fines, delays or suspensions of approvals, seizures or recalls of products, operating restrictions, manufacturing interruptions, costly corrective actions, injunctions, adverse publicity against us and our products and possible criminal prosecutions.

Our proposed products are in the development stages and will likely not be commercially introduced for one or more years, if at all.

Our proposed products are in the development stages and will require further development, preclinical and clinical testing and investment prior to commercialization in the United States and abroad. We have not commercially introduced any products and do not expect to do so until 2008 at the earliest, depending upon the timing of our completion of clinical trials, our preparation and filing, and the FDA’s review, of our biologics license application for our proposed products. We cannot assure you that any of our proposed products will:

●	be successfully developed;

●	prove to be safe and efficacious in clinical trials;

●	meet applicable regulatory standards or obtain required regulatory approvals;

●	demonstrate substantial protective or therapeutic benefits in the prevention or treatment of any disease;

●	be capable of being produced in commercial quantities at reasonable costs;

●	obtain coverage and favorable reimbursement rates from insurers and other third-party payors; or

●	be successfully marketed or achieve market acceptance by physicians and patients.

Clinical trials involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

In order to receive regulatory approval for the commercialization of our product candidates, we must conduct, at our own expense, extensive clinical trials to demonstrate safety and efficacy of these product candidates. Clinical testing is expensive, can take many years to complete and its outcome is uncertain. Failure can occur at any time during the clinical trial process.

The results of preclinical studies and early clinical trials of our product candidates do not necessarily predict the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. The data collected from clinical trials of our product candidates may not be sufficient to support the submission of a biologics license application to the FDA or to obtain regulatory approval in the United States or elsewhere. Because of the uncertainties associated with drug development and regulatory approval, we cannot determine if or when we will have an approved product for commercialization or achieve sales or profits.

Delays in clinical testing could result in increased cost to us and delay our ability to generate revenue.

We may experience delays in clinical testing of our product candidates. We do not know whether planned clinical trials will need to be redesigned or will be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including delays in obtaining regulatory approval to commence a trial, in reaching agreement on acceptable clinical trial terms with prospective sites, in obtaining institutional review board approval to conduct a trial at a prospective site, in recruiting patients to participate in a trial or in obtaining sufficient supplies of clinical trial materials. Many factors affect patient enrollments, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, competing clinical trials and new drugs approved for the conditions we are investigating. Prescribing physicians will also have to decide to use our product candidates over existing drugs that have established safety and efficacy profiles. Any delays in completing our clinical trials will increase our cost, slow down our product development and approval process and delay our ability to generate revenue.

We may be required to suspend or discontinue clinical trials due to unexpected side effects or other safety risks that could preclude approval of our product candidates.

Our clinical trials may be suspended at any time for a number of reasons. For example, we may voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable risk to the clinical trial patients. In addition, regulatory agencies may order the temporary or permanent discontinuation of our clinical trials at any time if they believe that the clinical trials are not being conducted in accordance with requirements or that they present an unacceptable safety risk to the clinical trial patients.

Administering any product candidates to humans may produce undesirable side effects. These side effects could interrupt, delay or halt clinical trials of our product candidates and could result in the FDA or other regulatory authorities denying further developments or approval of our product candidates for any or all targeted indications. Ultimately, some or all of our product candidates may prove to be unsafe for human use. Moreover, we could be subject to significant liability if any volunteer or patient suffers, or appears to suffer, adverse health effects as a result of participating in our clinical trials.

If we are unable to satisfy regulatory requirements, we may not be able to commercialize our product candidates.

We need FDA approval prior to marketing our product candidates in the United States. If we fail to obtain FDA approval to market our product candidates, we will be unable to sell our products in the United States and we will not generate any revenue.

The FDA regulatory review and approval process, which includes evaluation of preclinical studies and clinical trials of a product candidate as well as the evaluation of our manufacturing process and our contract manufacturers’ facilities, is lengthy, expensive and uncertain. To receive approval, we must, among other things, demonstrate with substantial evidence from well-controlled clinical trials that the product is both safe and effective for each indication where approval is sought. Satisfaction of these requirements typically takes several years and the time needed to satisfy them may vary substantially, based on the type, complexity and novelty of the pharmaceutical product. We cannot predict if or when we might submit for regulatory review any of our product candidates currently under development. Any approvals we may obtain may not cover all of the clinical indications for which we are seeking approval. Also, an approval might contain significant limitations in the form of narrow indications, warnings, precautions, or contra-indications with respect to conditions of use.

The FDA has substantial discretion in the approval process and may either refuse to file our application for substantive review or may form the opinion after review of our data that our application is insufficient to allow approval of our product candidates. If the FDA does not file or approve our application, it may require that we conduct additional clinical, preclinical or manufacturing validation studies and submit that data before it will reconsider our application. Depending on the extent of these or any other studies, approval of any applications that we submit may be delayed by several years or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to make our application approvable. If any of these outcomes occur, we may be forced to abandon our applications for approvals, which might cause us to cease operations.

We will also be subject to a wide variety of foreign regulations governing the development, manufacture and marketing of our products. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must still be obtained prior to manufacturing or marketing the product in those countries. The approval process varies from country to country and the time needed to secure approval may be longer or shorter than that required for FDA approval. We cannot assure you that clinical trials conducted in one country will be accepted by other countries or that approval in one country will result in approval in any other country.

The commercial success of our product candidates will depend upon the degree of market acceptance of these products among physicians, patients, health care payors and the medical community.

Our product candidates have never been commercialized in the United States for any indication. Even if approved for sale by the appropriate regulatory authorities, physicians may not prescribe our product candidates, in which case we could not generate revenue or become profitable. Market acceptance of C1-INH for the treatment of HAE and our other product candidates by physicians, healthcare payors and patients will depend on a number of factors, including:

●	acceptance by physicians and patients of each such product as a safe and effective treatment;
●	cost effectiveness;
●	adequate reimbursement by third parties;
●	potential advantages over alternative treatments;
●	Relative convenience and ease of administration; and
●	prevalence and severity of side effects.

If our product candidates are unable to compete effectively with marketed treatments, our commercial opportunity will be reduced or eliminated.

We face competition from established pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions. Many products are either under development or are currently marketed for the treatment of HAE and AMI. Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Our commercial opportunity will be reduced or eliminated if our competitors develop and commercialize competing products that are safer, more effective, have fewer side effects or are less expensive than our product candidates. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business. Because we will most often be competing against significantly larger companies with established track records, we will have to demonstrate to physicians that based on experience, clinical data, side-effect profiles and other factors, our products are preferable to existing products. If we are unable to compete effectively and differentiate our products from currently marketed products, we may never generate meaningful revenue.

If we are not first to market for our HAE product, the Orphan Drug Act may provide a competitor with up to seven years of market exclusivity.

The Orphan Drug Act was created to encourage companies to develop therapies for rare diseases by providing incentives for drug development and commercialization. One of the incentives provided by the act is seven years of market exclusivity for the first product in a class licensed for the treatment of a rare disease. HAE is considered to be a rare disease under the Orphan Drug Act, and companies may obtain orphan drug status for therapies that are developed for this indication. We believe CSL Behring and Pharming NV are currently developing products that the FDA may determine to be in the same class as our C1-INH product candidate. In the event that any of these companies are first to obtain FDA licensure for their product, we could be prevented from obtaining licensure and marketing our C1-INH product candidate for the treatment of HAE.

We currently have a very limited sales and marketing organization. If we are unable to establish a direct sales force or we are unable to enter into marketing agreements with third parties in the United States to promote our products, the commercial opportunity for our products may be diminished.

We currently have a very limited sales and marketing organization. If any of our product candidates are approved by the FDA, we intend to market these products directly to health care providers in the United States through our own sales force or enter into marketing agreements with third parties. We will incur significant additional expenses and may need to commit significant additional management resources to promote and sell our products. In the event we are unable to develop our own sales force or collaborate with a third party to sell our product candidates, we may not be able to commercialize our product candidates, which would negatively impact our ability to generate revenue.

If the FDA does not approve our contract manufacturers’ facilities, we may be unable to develop or commercialize our product candidates.

We rely on Sanquin to manufacture our product candidates, and currently have no plans to develop our own manufacturing facility. The facilities used by Sanquin to manufacture our product candidates will require approval by the FDA. There can be no assurance that Sanquin will be able to obtain or maintain compliance with the FDA’s requirements. We may need to find alternative manufacturing facilities, which would result in significant costs to us as well as a delay of up to several years in obtaining approval for and manufacturing of our product candidates.

We rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to seek or obtain regulatory approval for or commercialize our product candidates.

We have an agreement with a third party clinical research organization, or CRO, to implement, provide monitors and manage data for our clinical programs. We and our CRO are required to comply with current Good Clinical Practices, or GCPs, regulations and guidelines enforced by the FDA for all of our products in clinical development. The FDA enforces GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. In the future, if we or our CRO fails to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, the FDA will determine that any of our clinical trials for products in clinical development comply with GCPs. In addition, our clinical trials must be conducted with products produced under current Good Manufacturing Practices, or cGMP regulations, and will require a large number of test subjects. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

If any of our current or future relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase, and our ability to generate revenue could be delayed.

If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability lawsuits related to the testing of our product candidates, and will face an even greater risk if we sell our products commercially. Currently, we are not aware of any anticipated product liability claims with respect to our product candidates. In the future, an individual may bring a liability claim against us if one of our product candidates causes, or merely appears to have caused, an injury. If we cannot successfully defend ourself against the product liability claim, we may incur substantial liabilities. We have clinical trial liability insurance that covers our clinical trials with an annual aggregate limit of $5,000,000. We intend to expand our insurance coverage to include the sale of commercial products if marketing approval is obtained for our product candidates. We believe that we will be able to procure sufficient insurance coverage for our proposed clinical development activities. However, as enrollment in our clinical trials increases and we initiate additional clinical trials, such insurance coverage may prove insufficient to cover any liability claims brought against us. In addition, because of the increasing costs of insurance coverage, we may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise.

Even if we receive regulatory approval for our product candidates, we will be subject to ongoing significant regulatory obligations and oversight.

If we receive regulatory approval to sell our product candidates, the FDA and foreign regulatory authorities may, nevertheless, impose significant restrictions on the indicated uses or marketing of such products, or impose ongoing requirements for post-approval studies. If we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Any of these events could harm or prevent sales of the affected products or could substantially increase the costs and expenses of commercializing and marketing these products.

If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop our product candidates, conduct our clinical trials and commercialize our product candidates.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions, clinicians and scientists. We are highly dependent upon our senior management, particularly Judson Cooper, our Chairman and Executive Vice President, and Joshua D. Schein, Ph.D., our Chief Executive Officer. The loss of services of Mr. Cooper or Dr. Schein, or one or more other members of senior management could delay or prevent the successful completion of our planned clinical trials or the commercialization of our product candidates.

We will need to increase the size of our organization, and we may experience difficulties in managing growth.

We are a small company with 17 employees as of March 15, 2007. To continue our clinical trials and commercialize our product candidates, we will need to expand our employee base for managerial, operational, financial and other resources. Future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively.

Reimbursement may not be available for our product candidates, including due to legislative or regulatory reform of the healthcare system, which could diminish our sales or affect our ability to sell our products profitably.

As a result of legislative proposals and the trend towards managed healthcare in the United States, third-party payers are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new drugs. Market acceptance and sales of our product candidates will depend on reimbursement policies and healthcare reform measures. The levels at which government authorities and third-party payers, such as private health insurers and health maintenance organizations, reimburse patients for the price they pay for our products will affect whether we are able to commercialize these products. We cannot be sure that reimbursement will be available for any of these products. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our products. We have not commenced efforts to have our product candidates reimbursed by government or third party payers. If reimbursement is not available or is available only to limited levels, we may not be able to commercialize our products.

Rapid technological change could make our product candidates obsolete.

Biopharmaceutical technologies have undergone rapid and significant change and we expect that they will continue to do so. Any compounds, products or processes that we develop may become obsolete or uneconomical before we recover any expenses incurred in connection with their development. Rapid technological change could make our products obsolete or uneconomical.

Compliance with the Sarbanes-Oxley Act of 2002 will result in increased expenditures.

We are exposed to significant costs and risks associated with complying with increasingly stringent and complex regulation of corporate governance and disclosure standards. Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and new SEC regulations require a growing expenditure of management time and external resources. In particular, Section 404 of the Sarbanes-Oxley Act of 2002 requires management’s annual review and evaluation of our internal controls, and attestations of the effectiveness of our internal controls by our independent auditors. Under current law, the internal controls certification and attestation requirements of Section 404 of the Sarbanes-Oxley act will not apply to us until the fiscal years ended December 31, 2007 and 2008, respectively. However, if we are deemed to be an “accelerated filer,” as defined under SEC Rule 12b-2, at the end of our second fiscal quarter of 2007, both the internal controls certification and attestation requirements of Section 404 of the Sarbanes-Oxley act will apply to us as of the end of our 2007 fiscal year. As of the date hereof, the market value of our voting and non-voting common equity held by non-affiliates would result in us being an “accelerated filer” at the end of this fiscal year. Accordingly, management has begun reviewing our internal control procedures to facilitate compliance with those requirements when they become applicable. This process could result in our needing to implement measures to improve our internal controls. Any failure by us to maintain effective internal controls could have a material adverse effect on our business, operating results and stock price. This process may also require us to hire additional personnel and outside advisory services and will result in significant accounting and legal expenses. We expect to incur significant expense in future periods to comply with regulations pertaining to corporate governance and internal controls as described above.

We have a significant amount of net operating loss and credit carryforwards the use of which may be limited in certain circumstances.

As of December 31, 2006, we have available, for tax purposes, unused net operating loss carryforwards of approximately $8,993,000 that expire from 2023 to 2026. We also have approximately $525,000 of research and development credits that expire from 2024 to 2026. Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of our net operating loss and credit carryforwards prior to August 23, 2004 is limited due to a cumulative change in ownership of more than 50% that occurred within a three-year period. In the event we achieve profitable operations, any significant limitation on the utilization of net operating loss and credit carryforwards would have the effect of increasing our current tax liability.

Risks related to our intellectual property

It is difficult and costly to protect our proprietary rights, and we may not be able to ensure their protection.

Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our product candidates and the methods used to manufacture them, as well as successfully defending these patents against third party challenges. We will only be able to protect our product candidates from unauthorized making, using, selling, and offering to sell or importation by third parties to the extent that we have rights under valid and enforceable patents or trade secrets that cover these activities.

The patent position of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date in the United States. The biotechnology patent situation outside the United States is even more uncertain. Changes in either the patent laws or interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our licensed patents or in third-party patents.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

●
others may be able to make compounds that are competitive with our product candidates but that are not covered by the claims of our licensed patents, or for which we are not licensed under our license agreements;

●
we or our licensor might not have been the first to make the invention covered by our future pending patent applications, if any, or the pending patent applications and issued patents of our licensors;

●	we or our licensor might not have been the first to file patent applications for these inventions;
●	others may independently develop similar or alternative technologies or duplicate any of our technologies;
●	it is possible that our pending patent applications, if any, or one or more of the pending patent applications of our licensor, will not result in issued patents;
●	the issued patents of our licensor may not provide us with any competitive advantage, or may be held invalid or unenforceable as a result of legal challenges by third parties;
●	we may not develop additional proprietary technologies that are patentable; or
●	the patents of others may have an adverse effect on our business.

We also may rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. While we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time-consuming and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods, and know-how.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights and we may be unable to protect our rights or use our technology.

If we pursue litigation to stop someone else from using the inventions claimed in our owned or licensed patents or the patents issuing from a licensed application, that individual or company has the right to ask the court to rule that these patents are invalid and/or should not be enforced. These lawsuits are expensive and would consume time and other resources even if we were successful in stopping the infringement of these patents. In addition, there is a risk that the court will decide that these patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that even if the validity of these patents is upheld, the court will refuse to stop the other party on the ground that such other party’s activities do not infringe our rights in these patents.

Furthermore, a third party may claim that we are using inventions covered by the third party’s patent rights and may go to court to stop us from engaging in our normal operations and activities, including making or selling our products. These lawsuits are costly and could affect our results of operations and divert the attention of managerial and technical personnel. There is a risk that a court would decide that we are infringing the third party’s patents and would order us to cease engaging in activities judged to be covered by the patents. In addition, there is a risk that a court will order us to pay the other party damages for having violated the other party’s patents. The biotechnology industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our products or methods of use either do not infringe the patent claims of the relevant patent and/or that the patent claims are invalid and/or unenforceable, and we may not be able to do this. Proving invalidity and/or unenforceability is difficult since it requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents.

Because some patent applications in the United States may be maintained in secrecy until the patents are issued, because patent applications in the United States and many foreign jurisdictions are typically not published until eighteen months after filing and because publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for technology covered by our licensors’ issued patents or patents issued from a licensed application or our licensors’ pending applications or that we or our licensors were the first to invent the technology. Our competitors may have filed, and may in the future file, patent applications covering technology similar to ours. Any such patent application may have priority over our licensors’ patent applications and could further require us to obtain rights to issued patents covering such technologies. If another party has filed a United States patent application on inventions similar to ours, we may have to participate in an interference proceeding declared by the United States Patent and Trademark Office to determine priority of inventions in the United States. The cost of these proceedings would be substantial, and it is possible that such efforts would be unsuccessful, resulting in a loss of our United States patent position with respect to such inventions.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

Risks Relating to our Securities

As a result of the shares issued in our recent private placement, the number of shares of our common stock outstanding has increased substantially and certain purchasers beneficially own significant blocks of our common stock and these shares are generally available for resale in the public market.

Upon the closing of the private placement in October 2006, we issued to a small group of institutional and other accredited investors an aggregate of 32,307,693 shares of common stock, plus warrants to purchase an aggregate of 9,692,308 additional shares of common stock. The issuance of these shares and warrants resulted in substantial dilution to stockholders who held our common stock prior to the private placement. Under the purchase agreement for the private placement, we agreed to file a registration statement with the SEC covering the resale of all of the shares of common stock issued or to be issued in the private placement, including the shares of common stock issuable upon exercise of the warrants. We have also granted to the purchasers piggyback rights to participate in any company registration, subject to certain limitations. This registration statement was declared effective by the SEC on December 11, 2006 and these shares are presently generally available for immediate resale in the public market. The market price of our common stock could fall due to an increase in the number of shares available for sale in the public market.

If we do not maintain effectiveness of the registration statements covering the resale of the shares issued in our private placements, we may be required to pay certain liquidated damages to the investors.

Pursuant to the registration rights agreements we entered into with the investors in our private placements, we have caused registration statements to be filed with the Securities and Exchange Commission to permit the resale of the shares of common stock issued or which may be issued to these investors and we agreed to maintain effectiveness of such registration statements for at least two years. Monitoring an effective registration statement requires substantial continuing expenses for legal and accounting fees. In addition, if we are unable to maintain the effectiveness of the registration statements required by these registration rights agreements for the period of time required by such agreements, the investors would be entitled to liquidated damages in accordance with the provisions of such registration rights agreements. There can be no assurance that any of our registration statements will remain current and effective for the required period.

Market volatility may affect our stock and the value of your investment.

The market prices for securities of biopharmaceutical companies in general have been highly volatile and may continue to be highly volatile in the future. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock:

●	announcements of technological innovations or new products by us or our competitors;
●	announcements of FDA approval or non-approval of our product candidates or delays in the FDA review process;
●	actions taken by regulatory agencies with respect to our product candidates, clinical trials, manufacturing process or sales and marketing activities;
●	regulatory developments in the United States and foreign countries;
●	the success of our development efforts to acquire or in-license additional products or product candidates;
●	any intellectual property infringement action, or any other litigation, involving us;
●	non-issuance of patents on our, or our licensors’, pending patent applications, or invalidation of our, or our licensors’, patents or other intellectual property rights;
●	announcements concerning our competitors, or the biotechnology or biopharmaceutical industries in general;
●	actual or anticipated fluctuations in our operating results;
●	changes in financial estimates or recommendations by securities analysts;
●	sales of large blocks of our common stock;
●	sales of our common stock by our executive officers, directors and significant stockholders; and
●	the loss of any of our key scientific or management personnel.

The occurrence of one or more of these factors may cause our stock price to decline, and you may not be able to resell your shares at or above the price you paid for your shares. In addition, the stock market in general, and the markets for biotechnology and biopharmaceutical stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market conditions may adversely affect the trading price of our common stock.

We are at risk of securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and biopharmaceutical stocks have experienced significant stock price volatility in recent years. If we faced such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

The ownership interests of our officers and directors could conflict with the interests of our other stockholders.

As of March 1, 2007, our officers and directors beneficially own approximately 27.5% of our common stock. As a result, these stockholders, acting together, will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with our interests or the interests of other stockholders.

We may be subject to “Penny Stock” regulations that would limit the trading market for our common stock.

Our common stock is currently listed for trading on the OTC Bulletin Board which is generally considered to be a less efficient market than markets such as Nasdaq or other national exchanges, and which may cause difficulty in obtaining future financing. Further, the SEC has adopted regulations which generally define Penny Stocks to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. As the closing price for our common stock is currently less than $5.00 per share, it may be designated a “Penny Stock.” Although we currently satisfy the net worth exemption from the “Penny Stock” definition, no assurance can be given that such exemption will be maintained. As a Penny Stock, our common stock may become subject to Rule 15g-9 under the Exchange Act of 1934, or the Penny Stock Rule. This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors”. For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market. Many brokers have decided not to trade “penny stock” because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock. In the event that we are subject to the penny stock rules for any significant period, there may develop an adverse impact on the market for our securities and investors will find it more difficult to dispose of our securities. Further, for companies whose securities are traded on the OTC Bulletin Board, it is more difficult: (i) to obtain accurate quotations, (ii) to obtain coverage for significant new events because major wire services, such as the Dow Jones News Service, generally do not publish press releases about such companies, and (iii) to obtain needed capital. There can be no assurance that our common stock will continue to qualify for exemption from the penny stock restrictions.

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could fall. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate. As of March 1, 2007, there were approximately 86,663,280 shares of restricted common stock outstanding that may be eligible for sale pursuant to Rule 144 under the Securities Act of 1933. Rule 144 provides, that, in general, a person holding restricted securities for a period of one year may, every three months thereafter, sell in brokerage transactions an amount of shares which does not exceed the greater of one percent of our then outstanding common stock or the average weekly trading volume of the common stock during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitations by a person who is not an affiliate of ours and was not an affiliate at any time during the 90 day period prior to sale and who has satisfied a two year holding period. Sales of our common stock by certain present stockholders under Rule 144 may, in the future, have a depressive effect on the market price of our securities. In addition, the sale of shares by officers and directors and other affiliated shareholders may also have a depressive effect on the market for our securities.

Because we do not intend to pay dividends, you will benefit from an investment in our common stock only if it appreciates in value.

We have paid no cash dividends on any of our capital stock to date, and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. The success of your investment in our common stock will likely depend entirely upon any future appreciation. There is no guarantee that our common stock will appreciate in value or even maintain the price at which you purchased your shares.

Provisions in our charter documents and Delaware law could discourage or prevent a takeover, even if an acquisition would be beneficial to our stockholders.

Provisions of our certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include:

●	authorizing the issuance of “blank check” preferred that could be issued by our Board of Directors to increase the number of outstanding shares and thwart a takeover attempt;

●	prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates; and

●
advance notice provisions in connection with stockholder proposals that may prevent or hinder any attempt by our stockholders to bring business to be considered by our stockholders at a meeting or replace our board of directors.

Exercise of outstanding options and warrants will dilute stockholders and could decrease the market price of our common stock.

As of March 23, 2007, we had issued and outstanding options and warrants to purchase an aggregate of 25,125,872 additional shares of common stock, including the warrants issued in our recent private placement. To the extent that these securities are exercised or converted, dilution to our shareholders will occur. The exercise of these securities by the holders of the outstanding options and warrants may adversely affect the market price of our common stock and the terms under which we could obtain additional equity capital.

USE OF PROCEEDS

We are not selling any shares of our common stock and therefore, there will be no proceeds to us from the sale of shares of common stock. However, we may receive up to approximately $4,253,000 upon the exercise of the outstanding warrants held by certain selling stockholders for which we have registered the shares of common stock underlying the warrants, unless the warrants are exercised under a “cashless exercise” right. We intend to use any proceeds from the exercise of warrants for general working capital purposes.

SELLING STOCKHOLDERS

This prospectus relates to the sale of up to 52,964,197 shares of our common stock which may be offered by the selling stockholders identified below. The shares offered in this prospectus include (i) 1,248,800 shares of common stock sold to investors in our May 2005 private placement, (ii) 2,497,387 shares of common stock issuable upon exercise of warrants sold to investors in our May 2005 private placement, (iii) 627,879 shares of our common stock issuable upon exercise of warrants issued to the placement agent in our May 2005 private placement, (iv) 41,959,599 shares of common stock owned by certain selling stockholders granted registration rights under a registration rights agreement in 2004, including (x) our Chief Executive Officer and several limited liability companies beneficially owned by our Chief Executive Officer and by our Chairman, (y) affiliates of the placement agent in our May 2005 private placement and (z) Emigrant Capital Corp. and certain its affiliates who collectively own more than ten percent of our outstanding common stock; and (v) 6,519,191 shares of common stock owned by certain selling stockholders and 111,341 shares of common stock issuable upon exercise of warrants owned by certain selling stockholders, whose shares are being registered at the direction of our Board of Directors, including (y) relatives of our Chairman and (z) Thomas Lanier, a director. All of the shares being offered in this prospectus are subject to contractual registration rights and rights granted by our Board of Directors. A description of these rights is contained in “Description of Securities” below.

The following table sets forth, as of March 30, 2007 and upon completion of this offering, information with regard to the beneficial ownership of our common stock by each of the selling stockholders, including shares underlying warrants. The term “selling stockholder” includes the stockholders listed below and their respective transferees, assignees, pledges, donees and other successors. The following table lists certain information with respect to the selling stockholders as follows: (i) each selling stockholder’s name, (ii) the number of outstanding shares of common stock presently beneficially owned by the selling stockholder, (iii) the number of shares of common stock being offered pursuant to this prospectus, (iv) the number of shares of common stock being offered pursuant to this prospectus which may be issued upon exercise of warrants and (v) the number of shares of common stock to be beneficially owned by each selling stockholder after the completion of this offering assuming the sale of all of the shares of the common stock offered by each selling stockholder.

Because the selling stockholders may sell all, some or none of their common stock, no definitive estimate as to the number of shares thereof that will be held by the selling stockholders after the offering can be provided. The following table has been prepared on the assumption that all shares of common stock offered under this prospectus will be sold. Except as noted, none of the selling stockholders have had any position, office or other material relationship with us or any of our predecessors or affiliates within the past three years. We will not receive any proceeds from the resale of the shares of common stock by the selling stockholders. However, we will receive proceeds from the exercise of the warrants. See “Plan of Distribution.”

Selling Stockholder	Shares Beneficially Owned Prior to Offering	Shares Being Offered	Shares Being Offered Underlying Warrants	Shares Beneficially Owned After the Offering
Maurice Meytre	13,500	0	13,500	0
Meganet Uno S.A.	150,000	100,000	50,000	0
Peter Nordin APS	280,000	180,000	100,000	0
Arco Van Nieuwland	500,000	0	500,000	0
James M. Ehrhart	12,500	0	12,500	0
Rick Van den Toorn	25,000	0	25,000	0
Cedric and Laure Guyot	12,500	0	12,500	0
Joel Cherande	100,000	0	100,000	0
William and Joanne Jellison	25,000	0	25,000	0
Daniel Corallo	50,000	0	50,000	0
Patrick Larose	50,000	0	50,000	0
James Kelly	32,000	0	32,000	0
John Igoe	5,000	0	5,000	0
Andres T. Rauchberger	25,000	0	25,000	0
Fernando Malvido Olascoaca	12,500	0	12,500	0
Per Gustafsson	300,000	0	300,000	0
Alastair McEwan	25,000	0	25,000	0
The Jayaraman Living Trust	27,500	0	27,500	0
Joseph T. DeComa, Jr. IRA	17,700	11,800	5,900	0
Joseph T. DeComa, Jr.	126,000	84,000	42,000	0
Rainer Thomas	25,000	0	25,000	0
Carlo Schupp	25,000	0	25,000	0
Dr. Helmut Koehler	12,500	0	12,500	0
Steve N. and Terri Gelbstein	23,500	11,000	12,500	0
H. Jakob Skadegaard	12,487	0	12,487	0
Engbert H. Reerink	30,000	20,000	10,000	0
Michael B. and Sheila Carroll	100,000	50,000	50,000	0
Charles Mader	12,500	0	12,500	0
Werner and Elisabeth Daghofer	30,000	0	30,000	0
Timothy Reed	50,000	0	50,000	0
Steven A. and Susan M. Goreham	15,000	10,000	5,000	0
Howard E. Richmond, Jr.	5,000	0	5,000	0
Natan and Miryam Vishlitzky	25,000	0	25,000	0
Jay and Diane Beilfield	17,500	0	17,500	0
Peter and Grace Debany	12,500	0	12,500	0
Giorgia Palazzo	12,500	0	12,500	0
Brian J. Smith	7,500	0	7,500	0
William V. and Nancy E. Hugie	10,000	0	10,000	0
Gary Ellis	50,000	0	50,000	0
Ulrich Kuhn	10,000	0	10,000	0
Gero Papst	18,000	5,500	12,500	0
Joseph Giananco	25,000	0	25,000	0

Selling Stockholder	Shares Beneficially Owned Prior to Offering	Shares Being Offered	Shares Being Offered Underlying Warrants	Shares Beneficially Owned After the Offering
Aguinaldo Valdez	15,000	10,000	5,000	0
Sheldon Miller	100,000	50,000	50,000	0
Robert Alexander Den Hartog	25,000	0	25,000	0
Colin Piper	19,000	0	19,000	0
Thomas K. Beard	12,500	0	12,500	0
Royal Bank of Canada Trustees Limited as Trustee of the Jean-Philippe Courtois Trust	588,000	388,000	200,000	0
Mercedes Sepulveda	83,500	46,000	37,500	0
Regent Capital Trust Corporation as Trustee of the Briar Services Employee Incentive Trust	100,000	50,000	50,000	0
Kenneth N. and Nancy J. Larsen	37,500	12,500	25,000	0
Ronald W. Randle	12,500	0	12,500	0
Larry K. Miller	30,000	20,000	10,000	0
Todd L.D. and Luann L. Johnson	12,500	0	12,500	0
Ali Shaath	25,000	0	25,000	0
Klas Arne Booth III IRA	25,000	0	25,000	0
Amos Lasker	25,000	25,000	0	0
Brian Garvey	37,500	25,000	12,500	0
Wolfgang and Brigitte Graaff	50,000	30,000	20,000	0
Casper A.M. Helmer	105,000	70,000	35,000	0
Blake Williams	12,500	0	12,500	0
J. Sherman Henderson	25,000	0	25,000	0
J. Evan Robertson	12,500	0	12,500	0
Paul C. Karrer	75,000	50,000	25,000	0
Ajax Partners	1,175,545	1,175,545	0	0
Sands Brothers Venture Capital LLC	82,662	82,662	0	0
Sands Brothers Venture Capital II LLC	82,662	82,662	0	0
Sands Brothers Venture Capital III LLC	197,426	197,426	0	0
Sands Brothers Venture Capital IV LLC	108,230	108,230	0	0
Targhee Trust	95,162	95,162	0	0
KWG Trust dated 1/1/04	95,162	95,162	0	0
Robert Bonaventura (4)	89,098	57,098	32,000	0
Kevin Connors (4)	47,534	19,034	28,500	0
Frank Mazzola	98,064	38,064	60,000	0
Aharon Orlansky	19,034	19,034	0	0
Michael Beattie	19,034	19,034	0	0
Emigrant Capital Corp.(5)	16,276,116	10,076,116	0	6,200,000
John Hart	335,870	335,870	0	0
Gilbert Stein	335,870	335,870	0	0
Barry Friedberg	335,870	335,870	0	0
David Seldin	335,870	335,870	0	0
Francis May	83,968	83,968	0	0
Joshua D. Schein, Ph.D. (1)	1,000,505	993,505	0	7,000
Prism Ventures LLC (2)	6,851,759	6,851,759	0	0
Entry Point Capital LLC (2)	3,146,099	3,146,099	0	0

Selling Stockholder	Shares Beneficially Owned Prior to Offering	Shares Being Offered	Shares Being Offered Underlying Warrants	Shares Beneficially Owned After the Offering
Sapphire Ventures LLC (2)	4,011,362	4,011,362	0	0
Tudor Technology Ventures LLC (2)	3,153,368	3,153,368	0	0
Windsor Ventures LLC (2)	5,017,066	5,017,066	0	0
Newton Partners LLC (2)	5,293,763	5,293,763	0	0
Lisa Cooper as Custodian for Matthew Cooper (8)	85,647	85,647	0	0
Lisa Cooper as Custodian for Marissa Cooper (8)	85,647	85,647	0	0
Lisa Cooper as Custodian for Andrew Cooper (8)	85,647	85,647	0	0
Lisa Cooper as Custodian for William Cooper (8)	85,647	85,647	0	0
Lisa Cooper as Custodian for Savannah Cooper (8)	85,647	85,647	0	0
Richard Jaffe	137,035	137,035	0	0
Rebecca Dowdy	14,274	14,274	0	0
Aaron Dowdy	14,274	14,274	0	0
A. Daniel Jesselson 4/8/71 Trust	671,741	671,741	0	0
A. Daniel Jesselson 12/18/80 Trust	1,007,611	1,007,611	0	0
Michael G. Jesselson 12/18/80 Trust	1,679,352	1,679,352	0	0
Michael Chill	100,761	100,761	0	0
JIBS Equities LP	105,111	105,111	0	0
Adam J. Chill	134,346	134,346	0	0
Brian Shatz	29,437	29,437	0	0
ICT N.V.	160,836	160,836	0	0
J. Jay Lobell	335,870	335,870	0	0
Lester E. Lipschutz as Trustee for the Rosenwald 2000 Family Trust	167,937	167,937	0	0
Lindsay Rosenwald 2000
Irrevocable Trust, Wachovia, Trustee	167,937	167,937	0	0
Malcolm Hoenlein	335,870	335,870	0	0
Capital M Group II, LLC	636,741	636,741	0	0
Rebecca Stone	70,000	20,000	0	50,000
Ilana Stone	70,000	20,000	0	50,000
Aliza Stone	70,000	20,000	0	50,000
Richard Stone as Custodian for Meyer Stone	70,000	20,000	0	50,000
Jeffrey Steingarten	25,000	25,000	0	0
Louis Zauderer	25,000	25,000	0	0
Theofania Merkos	25,000	10,000	0	15,000
Zvi Farber	10,000	10,000	0	0
Thomas Lanier (3)	71,372	71,372	0	0
Ashton Partners	170,451	170,451	0	0
Joseph Lawler	111,341	0	111,341
Michael Giles Pesackis (4)	3,675	0	3,675	0
Nicholas Gupta (4)	10,688	0	10,688	0
Richard Kirschner (4)	11,688	0	11,688	0
Jason Russo (4)	84,127	0	84,127	0

Selling Stockholder	Shares Beneficially Owned Prior to Offering	Shares Being Offered	Shares Being Offered Underlying Warrants	Shares Beneficially Owned After the Offering
Todd Cirella (4)	13,500	0	13,500	0
Lars Headley	6,000	0	6,000	0
Ron Zuckerman (4)	4,300	0	4,300	0
Jeff Shneider	6,092	0	6,092	0
Mark Blaha (4)	2,500	0	2,500	0
Steven Hill (4)	525	0	525	0
Heidi Breiland (4)	1,000	0	1,000	0
Oseas Zuluaga (4)	300	0	300	0
John Telfer (4)	500	0	500	0
Mark Koplik & Deirdre Henderson (4)	1,000	0	1,000	0
Hugh Regan (4)	1,000	0	1,000	0
Alex Shtaynberger (4)	500	0	500	0
Dan T. O’Connor	300	0	300	0
Beatrice Aleman (4)	300	0	300	0
Maya Lawler	3,502	0	3,502	0
Glen McKelvey (4)	1,500	0	1,500	0
Sunny M. Grillo (4)	300	0	300	0
Christina Gallo (4)	1,000	0	1,000	0
Peter O’Neill	1,000	0	1,000	0
Ted Fowler (4)	74,000	0	74,000	0
Craig Boden (4)	5,664	0	5,664	0
Bonanza Trust (6)	136,209	0	136,209	0
Dianthus LLC (7)	136,209	0	136,209	0
_______________________
(1) Our Chief Executive Officer and a director. Excludes (i) 1,427,450 shares of common stock issuable upon exercise of stock options granted under our 2004 Omnibus Incentive Compensation Plan; (ii) an aggregate of 27,473,417 shares of common stock owned by Prism Ventures, LLC, Sapphire Ventures LLC, Tudor Technology Ventures, LLC, Windsor Ventures, LLC and Newton Partners, LLC, which are entities in which Mr. Schein owns a 50% interest, which shares are included in the above table under the name of the corresponding entity which actually holds such shares; and (iii) 1,600,000 unvested stock options granted under our 2004 Omnibus Incentive Compensation Plan.
(2) Beneficially owned by our Chief Executive Officer and by our Chairman, each of whom have voting and/or dispositive power over the shares held by the selling stockholder.
(3) A director. Excludes (i) 150,000 options that vested under our 2004 Omnibus Incentive Compensation Plan and (ii) unvested options to purchase 150,000 shares of common stock granted under our 2004 Omnibus Incentive Compensation Plan.
(4) Associated with or employed by Laidlaw & Company (UK), Ltd., a NASD member broker-dealer. We do not have any arrangement with Laidlaw & Company for it to act as a broker-dealer for the sale of the shares included herein for the selling stockholders. These selling stockholders may be deemed to be underwriters with respect to their respective sales of shares to be offered by them in this prospectus. This selling security holder has represented to us that it acquired the shares in the ordinary course of business and that, at the time of such acquisition, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the shares.
(5) The address of Emigrant Capital Corp. is 6 East 43rd Street, New York, New York 10017. The ownership amount reported in the above table includes warrants to purchase 1,430,769 shares of common stock not covered by this prospectus.
(6) Affiliated with an employee of Laidlaw & Company. Jeff Zaluda holds voting and/or dispositive power over the shares held by the selling stockholder. This selling security holder has represented to us that it acquired the shares in the ordinary course of business and that, at the time of such acquisition, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the shares.
(7) Affiliated with an employee of Laidlaw & Company. Deidre Henderson holds voting and/or dispositive power over the shares held by the selling stockholder. This selling security holder has represented to us that it acquired the shares in the ordinary course of business and that, at the time of such acquisition, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the shares.
(8) Listed shares are deemed to be beneficially owned by our Chairman.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker/dealer solicits purchasers;
•	block trades in which the broker/dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker/dealer as principal and resale by the broker/dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	settlement of short sales;
•	broker/dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker/dealers engaged by the selling stockholders may arrange for other brokers/dealers to participate in sales. Broker/dealers may receive commissions from the selling stockholders (or, if any broker/dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker/dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker/dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify certain of the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus has been passed upon by Goldstein & DiGioia, LLP, New York, New York.

EXPERTS

The consolidated financial statements of Lev Pharmaceuticals, Inc. for the years ended December 31, 2006 and 2005 and the period from July 21, 2003 (inception) to December 31, 2006 incorporated by reference in this prospectus have been audited by Eisner LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report, in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act between the date of this prospectus and the termination of the offering and also between the date of the initial registration statement and prior to effectiveness of the registration statement:

•	Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 filed on March 30, 2007, pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

•
Our Current Reports on Form 8-K (other than information contained in Current Reports on Form 8-K that is furnished, but not filed) filed on January 17, 2007, January 23, 2007, February 16, 2007, March 14, 2007, March 20, 2007, and April 16, 2007; and

•	The description of our common stock contained in our Certificate of Incorporation, filed as Exhibit A to our Definitive Information Statement filed with the SEC on January 26, 2005.

You may request a copy of any or all of the information incorporated by reference, at no cost, by writing or telephoning us at the following address:

Lev Pharmaceuticals, Inc.
675 Third Avenue, Suite 2200
New York, NY 10017
(212) 682-3096

WHERE YOU CAN FIND MORE INFORMATION

We filed with the SEC a post-effective amendment to the registration statement on Form S-3 under the Securities Act for the common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and the exhibits and schedules that were filed with the registration statement. For further information with respect to the common stock and us, we refer you to the registration statement and the exhibits and schedules that were filed with the registration statement. You may inspect and copy the registration statement, including exhibits, at the SEC’s public reference room or website. Statements made in this prospectus regarding the contents of any contract, agreement or other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement.

We are also subject to the informational requirements of the Exchange Act which requires us to file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information, along with the registration statement, including the exhibits and schedules thereto, may be inspected at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Copies of such material can be obtained from the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC’s Internet website at http://www.sec.gov.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth an estimate of the costs and expenses payable by Lev Pharmaceuticals, Inc. in connection with the offering described in this registration statement. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee:

Securities and Exchange Commission Registration Fee (previously paid)	$9,261
Printing and Engraving Expenses	3,000
Accounting Fees and Expenses	15,000
Legal Fees and Expenses	50,000
Miscellaneous	2,739

Total	$80,000

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the corporation. Section 145 of the DGCL also provides that expenses (including attorneys' fees) incurred by a director or officer in defending an action may be paid by a corporation in advance of the final disposition of an action if the director or officer undertakes to repay the advanced amounts if it is determined such person is not entitled to be indemnified by the corporation. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit.

Our Certificate of Incorporation limits the liability of our directors and provides that our directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for: (i) breach of a director’s duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) the unlawful payment of a dividend or an unlawful stock purchase or redemption, and (iv) any transaction from which a director derives an improper personal benefit. Our Certificate of Incorporation also provides that we shall indemnify our directors to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware. In addition, our bylaws provide that we shall indemnify our directors to the fullest extent authorized under the laws of the State of Delaware. Our bylaws also provide that our Board of Directors shall have the power to indemnify any other person that is a party to an action, suit or proceeding by reason of the fact that the person is an officer or employee of our company.

We have an insurance policy that insures our directors and officers, within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been directors or officers.

Insofar as indemnification for liabilities arising under the Securities Act, is permitted for our directors, officers or controlling persons, pursuant to the above mentioned statutes or otherwise, we understand that the SEC is of the opinion that such indemnification may contravene federal public policy, as expressed in the Securities Act, and therefore, is unenforceable. Accordingly, in the event that a claim for such indemnification is asserted by any of our directors, officers or controlling persons, and the SEC is still of the same opinion, we (except insofar as such claim seeks reimbursement from us of expenses paid or incurred by a director, officer of controlling person in successful defense of any action, suit or proceeding) will, unless the matter has theretofore been adjudicated by precedent deemed by our counsel to be controlling, submit to a court of appropriate jurisdiction the question whether or not indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees as to which indemnification is sought, nor are we aware of any threatened litigation or proceeding that may result in claims for indemnification.

ITEM 16. EXHIBITS

Exhibit Number	Description

2.1
Agreement and Plan of Merger by and among Fun City Popcorn, Inc., Lev Acquisition Corp. and Lev Pharmaceuticals, Inc., dated November 5, 2004 (incorporated by reference herein to Exhibit 2.1 to Form 8-K filed November 10, 2004).

2.2
Amendment No. 1 to Agreement and Plan of Merger by and among Fun City Popcorn, Inc., Lev Acquisition Corp. and Lev Pharmaceuticals, Inc., dated as of December 8, 2004 (incorporated by reference herein to Exhibit 2.2 to the Form 10-K/SB filed December 29, 2004).

3.1	Certificate of Incorporation (incorporated by reference herein to Exhibit A to the Information Statement on Schedule 14C filed January 26, 2005).
3.2	Bylaws (incorporated by reference herein to Exhibit B to the Information Statement on Schedule 14C filed January 26, 2005).
4.1	2004 Omnibus Incentive Compensation Plan (incorporated by reference herein to Exhibit 4.1 to Form 8-K filed January 4, 2005).
4.2	Form of Investor Warrant issued in connection with May 2005 Private Placement (incorporated by reference herein to Exhibit 4.1 to Form 8-K filed May 9, 2005).
4.3	Form of Agent Warrant issued in connection with May 2005 Private Placement (incorporated by reference herein to Exhibit 4.2 to Form 8-K filed May 9, 2005).
4.4	Warrant issued to Ashton Partners dated March 17, 2004 (incorporated by reference herein to Exhibit 4.4 to Registration Statement on Form SB-2/A filed on October 24, 2005).
4.5	Warrant issued to Lawler Scientific, LLC dated August 9, 2004 (incorporated by reference herein to Exhibit 4.5 to Registration Statement on Form SB-2/A filed on October 24, 2005).
4.6	Form of Warrant issued in connection with October 2006 private placement (incorporated by reference herein to Exhibit 4.1 to Form 8-K filed October 20, 2006).
5.1	Opinion of Goldstein & DiGioia LLP*
21.1	Subsidiary of the Registrant (incorporated by reference herein to Exhibit 21.1 to Form 10-KSB filed March 31, 2006).
23.1	Consent of Goldstein & DiGioia LLP (included in Exhibit 5.1).*
23.2	Consent of Eisner LLP.*
24.1	Power of Attorney (included on page II-5 of the Registration Statement on Form SB-2 filed July 26, 2005).
_____________________
* Filed herewith.
# Confidential treatment has been granted with respect to portions of this document pursuant to Rule 24b-2 of the Securities Exchange Act. The redacted portions of this document were filed separately with the Securities and Exchange Commission.

ITEM 17. UNDERTAKINGS

A. The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however,

A. Paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

B. Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement; and

C. Provided further, however, that paragraphs (1(i) and (ii) do not apply if the registration statement is for art offering of asset backed securities on Form S-1 or Form S-3, and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

i. If the Registrant is relying on Rule 430B:

A. Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B. Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii. If the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of such issue.

SIGNATURES

  In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of New York, State of New York on April 16, 2007.

LEV PHARMACEUTICALS, INC.

By:	/s/ Joshua D. Schein
Joshua D. Schein
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement on Form S-3 has been signed below by the following persons in the capacities and on the dates indicated.

NAME	TITLE	DATE

/s/ Joshua D. Schein	Chief Executive Officer and Director	April 16, 2007
Joshua D. Schein	(Principal Executive Officer)

/s/ Judson Cooper	Chairman of the Board, Executive	April 16, 2007
Judson Cooper	Vice President and Secretary

/s/ Douglas J. Beck	Chief Financial Officer	April 16, 2007
Douglas J. Beck	(Principal Financial and Accounting Officer)

/s/ Scott Eagle*	Director	April 16, 2007
Scott Eagle

/s/ Eric I. Richman*	Director	April 16, 2007
Eric I. Richman

/s/ Thomas Lanier*	Director	April 16, 2007
Thomas Lanier

/s/ Dov Elefant	Corporate Controller	April 16, 2007
Dov Elefant

* By:	Joshua D. Schein
Joshua D. Schein Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description

2.1
Agreement and Plan of Merger by and among Fun City Popcorn, Inc., Lev Acquisition Corp. and Lev Pharmaceuticals, Inc., dated November 5, 2004 (incorporated by reference herein to Exhibit 2.1 to Form 8-K filed November 10, 2004).

2.2
Amendment No. 1 to Agreement and Plan of Merger by and among Fun City Popcorn, Inc., Lev Acquisition Corp. and Lev Pharmaceuticals, Inc., dated as of December 8, 2004 (incorporated by reference herein to Exhibit 2.2 to the Form 10-K/SB filed December 29, 2004).

3.1	Certificate of Incorporation (incorporated by reference herein to Exhibit A to the Information Statement on Schedule 14C filed January 26, 2005).
3.2	Bylaws (incorporated by reference herein to Exhibit B to the Information Statement on Schedule 14C filed January 26, 2005).
4.1	2004 Omnibus Incentive Compensation Plan (incorporated by reference herein to Exhibit 4.1 to Form 8-K filed January 4, 2005).
4.2	Form of Investor Warrant issued in connection with May 2005 Private Placement (incorporated by reference herein to Exhibit 4.1 to Form 8-K filed May 9, 2005).
4.3	Form of Agent Warrant issued in connection with May 2005 Private Placement (incorporated by reference herein to Exhibit 4.2 to Form 8-K filed May 9, 2005).
4.4	Warrant issued to Ashton Partners dated March 17, 2004 (incorporated by reference herein to Exhibit 4.4 to Registration Statement on Form SB-2/A filed on October 24, 2005).
4.5	Warrant issued to Lawler Scientific, LLC dated August 9, 2004 (incorporated by reference herein to Exhibit 4.5 to Registration Statement on Form SB-2/A filed on October 24, 2005).
4.6	Form of Warrant issued in connection with October 2006 private placement (incorporated by reference herein to Exhibit 4.1 to Form 8-K filed October 20, 2006).
5.1	Opinion of Goldstein & DiGioia LLP.*
21.1	Subsidiary of the Registrant (incorporated by reference herein to Exhibit 21.1 to Form 10-KSB filed March 31, 2006).
23.1	Consent of Goldstein & DiGioia LLP (included in Exhibit 5.1).*
23.2	Consent of Eisner LLP.*
24.1	Power of Attorney (included on page II-5 of the Registration Statement on Form SB-2 filed July 26, 2005).
_____________________
* Filed herewith.
# Confidential treatment has been granted with respect to portions of this document pursuant to Rule 24b-2 of the Securities Exchange Act. The redacted portions of this document were filed separately with the Securities and Exchange Commission.